Exhibit 99.1

OTC BB: VCTZF
Cusip# 91881202

September 8, 2009

PROGRESS REPORT FOR VERTICROPTM VERTICAL FARMING SYSTEM, PAIGNTON ZOO LOCATION

Valcent Products Inc. (the “Company”, or “Valcent”), www.valcent.net, today illustrates the progress with the enclosed pictures taken on September 02, showing the VertiCropTM system growing endive, leafy and red lettuce that are now two weeks old, and will be ready for harvesting while planting its second crop  starting late next week. Valcent EU is pleased to report the company’s vertical farming System has been successfully in continuous operation while growing its first crop which will be yielding important data in support of pending sales from initial customers from around the world.

Valcent EU is planning a VertiCropTM Launch on September 30th at the Paignton Zoo which will be well attended by the media, customers, local dignitaries, and many people from the industry as well as Zoo patrons.  Three hundred people are expected at the launch, including some officials from the parent company Valcent Products Inc as well as other shareholders. Pictures and a short video will be on the parent company’s web site early October recording the event.

Chris Bradford, Managing Director of Valcent EU, noted “all the subcontractors that were engaged in building the first VertiCropTM System did a terrific job and within budget and delivered on time. More importantly, this means that the Company and its contractors have worked well together and can now assemble and ship commercial size VertiCropTM units in a seamless manner”.

Kevin Frediani, plant curator at the Zoo also noted “we are confident that the VertiCropTM System will produce a variety of vegetables and crops at a great cost savings for the Zoo, with the added value of producing fresh and more nutritious food on a year round basis”.

About Valcent Products Inc:

Valcent Products Inc. (OTCBB: VCTZF) specializes in growing solutions and plant based consumer products and is a leader in the development of innovative and practical eco-technologies. For more information, visit: www.valcent.net and www.valcent.eu and contribute at http://blog.valcent.net/ .

Contacts:
Media Relations
Nancy Tamosaitis
Vorticom Public Relations
212.532.2208
Nancyt@vorticom.com

   Investor Relations
   Gerry Jardine or Mike Parker
   (800) 877-1626 or (888) 506-7979
   or worldwide (604) 630-2941
   info@valcent.net

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.